UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VERASTEM, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

92337C 203

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Daniel Paterson Chief Executive Officer Verastem, Inc. 117 Kendrick Street, Suite 500 Needham, MA 02494 (781) 292-4200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Marko Zatylny Thomas J. Danielski Ropes & Gray LLP 800 Boylston St. Boston, MA 02199 (617) 951-7000	Daniel Calkins Chief Financial Officer Verastem, Inc. 117 Kendrick Street, Suite 500 Needham, MA 02494 (781) 292-4200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on February 8, 2024 by Verastem, Inc., a Delaware corporation (“Verastem” or the “Company”), in connection with the Company’s Offer to Exchange Certain Outstanding Options for New Options, dated February 8, 2024 (the “Exchange Offer”).

The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is amended and supplemented by adding the following information:

(a) Material Terms.

The Exchange Offer expired at 11:59 p.m., Eastern Time, on Friday, March 8, 2024. Pursuant to the Exchange Offer, 42 Eligible Holders elected to exchange, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 606,330 shares of the Company’s common stock (“Common Stock”), representing approximately 98% of the total shares of Common Stock underlying the Eligible Options. On March 11, 2024, promptly following the expiration of the Exchange Offer, the Company granted New Options to purchase 606,330 shares of Common Stock, pursuant to the terms of the Exchange Offer and the 2021 Plan. The exercise price of the New Options granted pursuant to the Exchange Offer was $11.44 per share, which was the closing price of the Common Stock on The Nasdaq Capital Market on the grant date of the New Options. The vesting terms of the New Options are described in detail in the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERASTEM, INC.

By:	/s/ Daniel W. Paterson
	Name:	Daniel W. Paterson
	Title:	President and Chief Executive Officer

Date:	March 11, 2024